UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
 _______________
SCHEDULE 13D
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No.   )*
______________
Shake Shack Inc.
 (Name of Issuer)
Common Stock, $0.001 par value per share
 (Title of Class of Securities)
819047 101
 (CUSIP Number)

James R. Berman
 Select Equity Group, L.P.
380 Lafayette Street, 6th Floor
New York, New York 10003
(212) 475-8335
(Name, Address and Telephone Number of Person
 Authorized to Receive Notices and Communications)
(with copies to)
Michael A. Schwartz
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, New York 10019
(212) 728-8000
February 4, 2015
 (Date of Event Which Requires Filing of Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), checking the following box.  ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 819047 101	Schedule 13D	Page 2 of 19 Pages

(1) Name of Reporting Persons: Select Equity Group, L.P.
(2) Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3) SEC Use Only:
(4) Source of Funds (See Instructions): AF
(5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6) Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7) Sole Voting Power 0
(8) Shared Voting Power 4,358,370
(9) Sole Dispositive Power 0
(10) Shared Dispositive Power 4,358,370
(11) Aggregate Amount Beneficially Owned by Each Reporting Person: 4,358,370
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13) Percent of Class Represented by Amount in Row (11): 12.0%*
(14) Type of Reporting Person (See Instructions): PN
Note:  All share numbers on these cover pages presented on an as-converted basis.
* Beneficial ownership of the voting stock based on 36,250,000 shares of Common Stock outstanding on an as-converted basis as of February 4, 2015.

CUSIP No. 819047 101	Schedule 13D	Page 3 of 19 Pages

(1) Name of Reporting Persons: SEG Partners L.P.
(2) Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3) SEC Use Only:
(4) Source of Funds (See Instructions): WC
(5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6) Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7) Sole Voting Power 0
(8) Shared Voting Power 398,692
(9) Sole Dispositive Power 0
(10) Shared Dispositive Power 398,692
(11) Aggregate Amount Beneficially Owned by Each Reporting Person: 398,692
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13) Percent of Class Represented by Amount in Row (11): 1.1%*
(14) Type of Reporting Person (See Instructions): PN
Note:  All share numbers on these cover pages presented on an as-converted basis.
* Beneficial ownership of the voting stock based on 36,250,000 shares of Common Stock outstanding on an as-converted basis as of February 4, 2015.

CUSIP No. 819047 101	Schedule 13D	Page 4 of 19 Pages

(1) Name of Reporting Persons: SEG Partners Holdings, LLC
(2) Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3) SEC Use Only:
(4) Source of Funds (See Instructions): AF
(5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6) Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7) Sole Voting Power 0
(8) Shared Voting Power 398,692
(9) Sole Dispositive Power 0
(10) Shared Dispositive Power 398,692
(11) Aggregate Amount Beneficially Owned by Each Reporting Person: 398,692
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13) Percent of Class Represented by Amount in Row (11): 1.1%*
(14) Type of Reporting Person (See Instructions): OO
Note:  All share numbers on these cover pages presented on an as-converted basis.
* Beneficial ownership of the voting stock based on 36,250,000 shares of Common Stock outstanding on an as-converted basis as of February 4, 2015.

CUSIP No. 819047 101	Schedule 13D	Page 5 of 19 Pages

(1) Name of Reporting Persons: SEG Partners II, L.P.
(2) Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3) SEC Use Only:
(4) Source of Funds (See Instructions): WC
(5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6) Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7) Sole Voting Power 0
(8) Shared Voting Power 1,411,162
(9) Sole Dispositive Power 0
(10) Shared Dispositive Power 1,411,162
(11) Aggregate Amount Beneficially Owned by Each Reporting Person: 1,411,162
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13) Percent of Class Represented by Amount in Row (11): 3.9%*
(14) Type of Reporting Person (See Instructions): PN
Note:  All share numbers on these cover pages presented on an as-converted basis.
* Beneficial ownership of the voting stock based on 36,250,000 shares of Common Stock outstanding on an as-converted basis as of February 4, 2015.

CUSIP No. 819047 101	Schedule 13D	Page 6 of 19 Pages

(1) Name of Reporting Persons: SEG Partners II Holdings, LLC
(2) Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3) SEC Use Only:
(4) Source of Funds (See Instructions): AF
(5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6) Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7) Sole Voting Power 0
(8) Shared Voting Power 1,411,162
(9) Sole Dispositive Power 0
(10) Shared Dispositive Power 1,411,162
(11) Aggregate Amount Beneficially Owned by Each Reporting Person: 1,411,162
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13) Percent of Class Represented by Amount in Row (11): 3.9%*
(14) Type of Reporting Person (See Instructions): OO
Note:  All share numbers on these cover pages presented on an as-converted basis.
* Beneficial ownership of the voting stock based on 36,250,000 shares of Common Stock outstanding on an as-converted basis as of February 4, 2015.

CUSIP No. 819047 101	Schedule 13D	Page 7 of 19 Pages

(1) Name of Reporting Persons: SEG Partners Offshore Master Fund, Ltd.
(2) Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3) SEC Use Only:
(4) Source of Funds (See Instructions): WC
(5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6) Citizenship or Place of Organization: Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7) Sole Voting Power 0
(8) Shared Voting Power 2,548,516
(9) Sole Dispositive Power 0
(10) Shared Dispositive Power 2,548,516
(11) Aggregate Amount Beneficially Owned by Each Reporting Person: 2,548,516
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13) Percent of Class Represented by Amount in Row (11): 7.0% *
(14) Type of Reporting Person (See Instructions): OO
Note:  All share numbers on these cover pages presented on an as-converted basis.
* Beneficial ownership of the voting stock based on 36,250,000 shares of Common Stock outstanding on an as-converted basis as of February 4, 2015.

CUSIP No. 819047 101	Schedule 13D	Page 8 of 19 Pages

(1) Name of Reporting Persons: George S. Loening
(2) Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3) SEC Use Only:
(4) Source of Funds (See Instructions): AF
(5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6) Citizenship or Place of Organization: United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7) Sole Voting Power 0
(8) Shared Voting Power 4,358,370
(9) Sole Dispositive Power 0
(10) Shared Dispositive Power 4,358,370
(11) Aggregate Amount Beneficially Owned by Each Reporting Person: 4,358,370
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13) Percent of Class Represented by Amount in Row (11): 12.0%*
(14) Type of Reporting Person (See Instructions): IN
Note:  All share numbers on these cover pages presented on an as-converted basis.
* Beneficial ownership of the voting stock based on 36,250,000 shares of Common Stock outstanding on an as-converted basis as of February 4, 2015.

CUSIP No. 819047 101	Schedule 13D	Page 9 of 19 Pages

(1) Name of Reporting Persons: Evan C. Guillemin
(2) Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3) SEC Use Only:
(4) Source of Funds (See Instructions): OO
(5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6) Citizenship or Place of Organization: United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7) Sole Voting Power 8,251
(8) Shared Voting Power 0
(9) Sole Dispositive Power 8,251
(10) Shared Dispositive Power 0
(11) Aggregate Amount Beneficially Owned by Each Reporting Person: 8,251
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13) Percent of Class Represented by Amount in Row (11): 0.02%*
(14) Type of Reporting Person (See Instructions): IN
Note:  All share numbers on these cover pages presented on an as-converted basis.
* Beneficial ownership of the voting stock based on 36,250,000 shares of Common Stock outstanding on an as-converted basis as of February 4, 2015.

CUSIP No. 819047 101	Schedule 13D	Page 10 of 19 Pages

ITEM 1.	SECURITY AND ISSUER
This Schedule 13D relates to shares of Class A common stock, par value $0.001 per share (the “A-Common”), of Shake Shack Inc., a Delaware corporation (the “Issuer”).
The address of the Issuer’s principal executive offices is 24 Union Square East, 5th Floor, New York, NY 10003.
ITEM 2.	IDENTITY AND BACKGROUND
(a)	This Schedule 13D is being filed by Select Equity Group, L.P., a Delaware limited partnership (“Select Equity”), SEG Partners L.P., a Delaware limited Partnership (“SEG”), SEG Partners Holdings, LLC, a Delaware limited liability company (“SEG Holdings”), SEG Partners II, L.P., a Delaware limited partnership (“SEG II”), SEG Partners II Holdings, LLC, a Delaware limited liability company (“SEG II Holdings”), SEG Partners Offshore Master Fund, Ltd., a Cayman Islands exempted company (“SEG Offshore”, and together with SEG and SEG II, the “SEG Direct Holders”), George S. Loening and Evan C. Guillemin (the foregoing entities and persons collectively, the “Reporting Persons”) pursuant to their agreement to the joint filing of this Schedule 13D, attached hereto as Exhibit 7.5 (the “Joint Filing Agreement”).
Mr. Loening is the majority owner of Select Equity and managing member of Select Equity GP, LLC, a Delaware limited liability company (“Select Equity GP”), the general partner of Select Equity.
The directors and officers of SEG Offshore are set forth on Schedule 1, which is incorporated herein by reference (such directors and officers of SEG Offshore, together with the Reporting Persons, SEGPO (as defined below) and Select Equity GP, the “SEG Group”).
(b)	The business address of the each member of the SEG Group is 380 Lafayette Street, 6th Floor, New York, New York 10003, except that the business address of Mr. Lang is 347 Patrick Avenue, Patrick Island, Grand Cayman, Cayman Islands and the business address of Mr. Jackson is PO Box 10034, Harbour Place, 2nd Floor, 103 South Church Street, Grand Cayman Islands, KY1-1001.
(c)	The principal business of Select Equity is to serve as the investment adviser to the SEG Direct Holders. The principal business of Select Equity GP is to act as the general partner of Select Equity Group. The principal business of the SEG Direct Holders is to pursue investments. The principal business of SEG Holdings is to act as the general partner of SEG. The principal business of SEG II Holdings is to act as the general partner of SEG II.

CUSIP No. 819047 101	Schedule 13D	Page 11 of 19 Pages

Mr. Loening is a portfolio manager and principal of Select Equity, and the managing member of Select Equity GP.  Mr. Guillemin is an associate portfolio manager and principal of Select Equity Group and a director of the Issuer.  Mr. Britton is a portfolio manager and principal of Select Equity.  Mr. Lang is an independent director of Marbury Fund Services (Cayman) Limited (“Marbury Services”).  Marbury Services is a provider of fiduciary and corporate services in the Cayman Islands, and its principal address is PO Box 2427, Grand Cayman, KY1-1105.  Mr. Jackson is an independent director of Global Funds Management Ltd. (“Global Funds Management”).  Global Funds Management is a provider of independent directorships and associated corporate services, and its principal address is PO Box 10034, Harbour Place, 2nd Floor, 103 South Church Street, Grand Cayman Islands, KY1-1001.
(d)	No member of the SEG Group, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)	No member of the SEG Group has, during the last five years, been party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of any such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.
(f)	Each of Messrs. Loening and Guillemin is a United States citizen. Mr. Lang is a British citizen. Mr. Jackson is a New Zealand and Cayman Islands citizen.
ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
Initial funding for the acquisition of SEG, SEG II and SEGPO’s interests in SSE Holdings, which were converted to LLC Interests in the Reorganization (as such terms are defined below), was obtained from the investment capital of SEG, SEG II and SEG Offshore.  SEG Offshore received shares of A-Common in the SEGPO Merger (as defined below) in exchange for all of the equity interest of SEGPO.
ITEM 4.                          PURPOSE OF TRANSACTION
Prior to the closing of the Issuer’s initial public offering (the “IPO”) of the Issuer’s A-Common, the Issuer participated in certain transactions (the “Reorganization”), which included changes in its capital structure, the amendment and restatement of the operating agreement of SSE Holdings, LLC, a Delaware limited liability company (“SSE Holdings”), and the exchange of all then-outstanding membership interests in SSE Holdings for a new class of common membership interests in SSE Holdings (the “LLC Interests”).  In connection with the closing of the IPO, SEG, SEG II and SEGPO Investment Corp. LLC, a Delaware limited liability company (“SEGPO”, and together with the SEG Direct Holders, the “SEG Funds”), retained their LLC Interests and were issued, for nominal consideration, shares of the Issuer’s Class B common stock, par value $0.001 per share (“B-Common” and, together with the A-Common and LLC Interests, the “Equity Interests”) on a one-to-one basis with the number of LLC Interests they owned.  Each LLC Interest, when combined with one share of B-Common, is redeemable from time to time at the option of the holders thereof for one share of A-Common (or, at the Issuer’s option, for cash) pursuant to the terms of the Third Amended and Restated Limited Liability Company Agreement of SSE Holdings (the “SSE Holdings LLC Agreement”).

CUSIP No. 819047 101	Schedule 13D	Page 12 of 19 Pages

In connection with the IPO, the Issuer adopted its 2015 Incentive Award Plan (“Incentive Plan”) under which it may grant cash and equity incentive awards to employees, consultants and non-employee directors.  On January 29, 2015, the Board granted Mr. Guillemin, a director of the company, an option for the purchase 8,521 shares of A-Common at an exercise price of $21.00 per share, with a vesting date of January 29, 2016 (the “Guillemin Options”).
On February 5, 2015, the Issuer acquired SEGPO, and thereby indirectly the LLC Interests and shares of B-Common held by SEGPO, through a merger transaction (the “SEGPO Merger”) in which the entire equity interest in SEGPO, all of which was held by SEG Offshore, was converted into a number of shares of A-Common equal to the number of LLC Interests held by SEGPO.
The Reporting Persons acquired, and presently hold, the Equity Interests for investment purposes.  The Reporting Persons intend to participate in the management of the Issuer through  representation on the Issuer’s board of directors.
Except as disclosed in this Schedule 13D, none of the members of the SEG Group, including none of the Reporting Persons, has any current plans or proposals which relate to or would result in any of the events described in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D.  The Reporting Persons, however, will take such actions with respect to the Reporting Persons’ investments in the Issuer as they deem appropriate in light of existing circumstances from time to time and reserve the right to acquire or dispose of securities of the Issuer, to enter into hedging relationships with respect to such securities, or to formulate other purposes, plans, or proposals in the future depending on market conditions and/or other factors.

CUSIP No. 819047 101	Schedule 13D	Page 13 of 19 Pages

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER
(a)	and (b)
As of the date of this statement, (i) SEG is the record owner of 398,692 shares of B-Common and LLC Interests, (i) SEG II is the record owner of 1,411,162 shares of B-Common and LLC Interests, (iii) SEG Offshore is the record owner of 2,548,516 shares of A-Common, and (iv) Mr. Guillemin is the record owner of the Guillemin Options.  Each member of the SEG Group beneficially owns the number of shares of  A-Common, on an as-converted basis, as set forth below.  The percentage of A-Common beneficially owned by each such member of the SEG Group is based on 36,250,000 shares of A-Common outstanding, on an as-converted basis, as of February 4, 2015.
Reporting Persons	Number of Shares With Sole Voting and Dispositive Power	Number* of Shares With Shared Voting and Dispositive Power	Aggregate Number* of Shares Beneficially Owned	Percentage of Class Beneficially Owned
Select Equity	0	4,358,370	4,358,370	12.0%
SEG	0	398,692	398,692	1.1%
SEG Holdings	0	398,692	398,692	1.1%
SEG II	0	1,411,162	1,411,162	3.9%
SEG II Holdings	0	1,411,162	1,411,162	3.9%
SEGPO	0	0	0	0.0%
SEG Offshore	0	2,548,516	2,548,516	7%
George S. Loening	0	4,358,370	0	12.0%
Evan C. Guillemin	8,251	0	8,251	0.02%
Select Equity GP	0	4,358,370	4,358,370	12.0%
Other directors and officers of SEG Offshore	0	2,548,516	2,548,516	7.0%

*All share numbers presented in this table assume full conversion of B-Common and LLC Interests to A-Common.

CUSIP No. 819047 101	Schedule 13D	Page 14 of 19 Pages

Due to their relationships with the SEG Direct Holders, each of Select Equity, SEG Holdings, SEG II Holdings, Select Equity GP and Mr. Loening may be deemed to have shared voting and investment power with respect to the Equity Interests beneficially owned by the SEG Direct Holders. As such, Select Equity, SEG Holdings, SEG II Holdings, Select Equity GP and Mr. Loening may be deemed to have shared beneficial ownership over such Equity Interests.  SEG and SEG Holdings disclaim beneficial ownership of the Equity Interests held directly by SEG II and SEG Offshore;  SEG II and SEG II Holdings disclaim beneficial ownership of the Equity Interests held directly by SEG and SEG Offshore; and SEG Offshore disclaims beneficial ownership of the Equity Interests held directly by SEG and SEG II.
Additionally, by virtue of the various agreements and arrangements among the SEG Funds described in this Schedule 13D and the other members of the Voting Group (as defined below) (the other members of the Voting Group, the “Non-SEG Members”), the Non-SEG Members may be deemed to be members of a “group” with the Reporting Persons.  None of the Non-SEG Members are Reporting Persons on this Schedule 13D, and any obligations any of them may have under Section 13(d) of the Act would have to be satisfied on one or more separate filings.  To the extent that any Non-SEG Member beneficially owns Equity Interests, the Reporting Persons may be deemed to beneficially own any such Equity Interests, but expressly disclaim, to the extent permitted by applicable law, beneficial ownership thereof.
(c)	Other than the shares reported herein, which include the Guillemin Options and the shares acquired by SEG Offshore in the SEGPO Merger (as further described in Item 4), none of the members of the SEG Group have effected any transactions involving the A-Common in the 60 days prior to filing this Schedule 13D.
(d)	Not applicable.
(e)	Not applicable.
ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
Effective as of the closing of the IPO, the Issuer, SSE Holdings, the SEG Funds, and certain other parties (the SEG Funds and certain other parties, collectively, the “Voting Group”) entered into a Stockholders Agreement (the “Stockholders Agreement”), which contains specific rights, obligations and agreements of such owners of A-Common and B-Common.  Under the Stockholders Agreement, the members of the Voting Group have agreed to take all necessary action, including by voting at any annual or special meeting of stockholders, so as to ensure that the composition of the Issuer’s board of directors and its committees is as required by the Stockholders Agreement.  Additionally, for so long as the SEG Funds own in the aggregate at least 50% of the number of shares of A-Common and B-Common they held as of February 4, 2015 (the “Minimum Threshold”), the Issuer and the Voting Group must use reasonable best efforts to include one individual designated by the SEG Funds (the “SEG Designee”) in the slate of nominees for election as directors. Evan C. Guillemin is the current SEG Designee to the Issuer’s board of directors. If the SEG Stockholders ownership of the Issuer’s securities falls below the Minimum Threshold, the SEG Stockholders must use their reasonable best efforts to cause the SEG Designee to offer his or her resignation.  The Stockholders Agreement is filed as Exhibit 7.1 and incorporated herein by reference.

CUSIP No. 819047 101	Schedule 13D	Page 15 of 19 Pages

Prior to the closing of the IPO, the Issuer and the owners of SSE Holdings (the “Original SSE Equity Owners”) entered into a Registration Rights Agreement (the “Registration Rights Agreement”) with respect to the Issuer’s securities.  The Registration Rights Agreement provides the Original SSE Equity Owners certain registration rights with respect to securities of the Issuer.  Pursuant to the Registration Rights Agreement, the SEG Funds hold “demand” registration rights exercisable commencing 180 days after the closing of the IPO (concurrently with the expiration of the lock-up period), whereby they may require the Issuer to use reasonable efforts to register either their shares of A-Common received in connection with the IPO, or received in exchange for shares of B-Common and LLC Interests redeemed by the Issuer, for resale under the Securities Act. The Registration Rights Agreement also provides the SEG Funds with piggyback registration rights. The Registration Rights Agreement is filed as Exhibit 7.2 and incorporated herein by reference.
Mr. Guillemin and the SEG Funds  have agreed, pursuant to a lock-up agreement with the underwriters to the IPO (the “Lock-up Agreement”), that for 180 days following the date of the prospectus with respect to the IPO they will not, subject to limited exceptions, offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right, or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, or, in the case of the Issuer, file with the SEC a registration statement under the Securities Act of 1933, as amended (the “Securities Act”) relating to, any shares of A-Common or B-Common, or any securities convertible into or exercisable or exchangeable for shares of A-Common or B-Common.
As of the closing of the IPO, the Issuer entered into a Tax Receivable Agreement (the “Tax Receivable Agreement”) with SSE Holdings and the Continuing SSE Equity Owners that provides for the payment by the Issuer to the Continuing SSE Equity Owners of 85% of the amount of tax benefits, if any, that the Issuer actually realizes (or in some circumstances is deemed to realize) as a result of (i) increases in the tax basis of assets of SSE Holdings resulting from redemptions or exchanges of LLC Interests or any prior sales of LLC Interests and (ii) certain other tax benefits.  The Tax Receivable Agreement is filed as Exhibit 7.3 and incorporated herein by reference.
The SSE Holdings LLC Agreement provides holders of B-Common and LLC Interests a redemption right to have their LLC Interests, along with the corresponding number of shares of B-Common, redeemed for shares of A-Common on a one-for-one basis, or cash (at the Issuer’s discretion), as set forth in the SSE Holdings LLC Agreement.  The SSE Holdings LLC Agreement is filed as Exhibit 7.4 and incorporated herein by reference.

CUSIP No. 819047 101	Schedule 13D	Page 16 of 19 Pages

The foregoing summaries do not purport to be complete, and are qualified in their entirety by reference to the Stockholders Agreement, the Registration Rights Agreement, the Tax Receivable Agreement, and the SSE Holdings LLC Agreement filed herewith as Exhibits 7.1, 7.2, 7.3, and 7.4 respectively and incorporated herein by reference.
Other than the matters disclosed above in response to Items 4 and 5, and this Item 6, none of the members of the SEG Group is a party to any contracts, arrangements, understandings, or relationships with respect to any securities of the Issuer, including but not limited to, the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.
ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS
7.1	Form of Stockholders Agreement (incorporated by reference to Exhibit 10.4 to Shake Shack Inc.’s Form S-1 Amendment No. 1, filed with the Securities and Exchange Commission on January 20, 2015).
7.2	Form of Registration Rights Agreement (incorporated by reference to Exhibit 10.2 to Shake Shack Inc.’s Form S-1, filed with the Securities and Exchange Commission on December 29, 2014).
7.3	Form of Tax Receivable Agreement (incorporated by reference to Exhibit 10.1 to Shake Shack Inc.’s Form S-1 Amendment No. 1, filed with the Securities and Exchange Commission on January 28, 2015).
7.4	Form of Third Amended and Restated LLC Agreement of SSE Holdings, LLC (incorporated by reference to Exhibit 10.3 to Shake Shack Inc.’s Form S-1 Amendment No. 1, filed with the Securities and Exchange Commission on January 28, 2015).
7.5	Joint Filing Agreement, dated February 17, 2015.
7.6	Power of Attorney, dated February 17, 2015.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this Schedule 13D is true, complete, and correct.
Dated as of February 17, 2015

SELECT EQUITY GROUP, L.P.

By: Select Equity GP, LLC, its general partner

By: /s/ George S. Loening	Date: February 17, 2015

SEG PARTNERS L.P.

By: SEG Partners Holdings, LLC, its general partner

By: /s/ George S. Loening	Date: February 17, 2015

SEG PARTNERS Holdings, LLC.

By: /s/ George S. Loening	Date: February 17, 2015

SEG PARTNERS II, L.P.

By: SEG Partners II Holdings, LLC, its general partner

By: /s/ George S. Loening	Date: February 17, 2015

SEG PARTNERS II Holdings, LLC

By: /s/ George S. Loening	Date: February 17, 2015

SEG PARTNERS OFFSHORE MASTER FUND, LTD.

By: /s/ George S. Loening	Date: February 17, 2015

GEORGE S. LOENING

By: /s/ George S. Loening	Date: February 17, 2015

EVAN C. GUILLEMIN

By: /s/ Evan C. Guillemin	Date: February 17, 2015

CUSIP No. 819047 101	Schedule 13D	Page 18 of 19 Pages

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
7.1	Form of Stockholders Agreement (incorporated by reference to Exhibit 10.4 to Shake Shack Inc.’s Form S-1 Amendment No. 1, filed with the Securities and Exchange Commission on January 20, 2015).
7.2	Form of Registration Rights Agreement (incorporated by reference to Exhibit 10.2 to Shake Shack Inc.’s Form S-1, filed with the Securities and Exchange Commission on December 29, 2014).
7.3	Form of Tax Receivable Agreement (incorporated by reference to Exhibit 10.1 to Shake Shack Inc.’s Form S-1 Amendment No. 1, filed with the Securities and Exchange Commission on January 28, 2015).
7.4

Form of Third Amended and Restated LLC Agreement of SSE Holdings, LLC (incorporated by reference to Exhibit 10.3 to Shake Shack Inc.’s Form S-1 Amendment No. 1, filed with the Securities and Exchange Commission on January 28, 2015).

7.5	Joint Filing Agreement, dated February 17, 2015.
7.6	Power of Attorney, dated February 17, 2015.

CUSIP No. 819047 101	Schedule 13D	Page 19 of 19 Pages

SCHEDULE 1
Directors and Executive Officers of SEG Offshore

George S. Loening – Director
John D. Britton – Director
Martin J. Lang – Director
Grant Jackson - Director